December 19, 2024

Eve Chan
Chief Financial Officer
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

       Re: Next Technology Holding Inc.
           Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 Forms 10-Q and 10-Q/A for the Quarterly Period Ended September 30,
2024
           File No. 001-41450
Dear Eve Chan:

        We have reviewed your December 9, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 21, 2024 letter.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended September 30, 2024 General

1. In your response to comment 4 in your September 23, 2024 letter, you stated there is no related party relationship between any sellers, the company, its board of directors, management or beneficial shareholders. Please clarify whether your reference to "sellers" included the Association Seller (i.e., Party B to the BTC
       Amended and Restated BTC Trading Contract and the Bitcoin Option Contract). In
       your response, specifically address whether any related party relationships exist between Party B, the company, its board of directors, management, and/or its beneficial shareholders.
2. Please revise to include signed and dated copies of the exhibits and identify the parties to the BTC Trading Contract and BTC Option Contract as previously provided via
       Kiteworks in response to prior comment 4.
 December 19, 2024
Page 2

        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Meng Lai